March 26, 2004


AXP Variable Portfolio - Investment Series, Inc.
200 AXP Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP Variable Portfolio - Investment Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with this Registration Statement.

Sincerely,



/s/ Leslie L. Ogg
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    Leslie L. Ogg
    Attorney at Law
    901 Marquette Ave. S., Suite 2810
    Minneapolis, Minnesota 55402-3268